Part II, Item 1(b):

The business units described above do not have the ability to enter orders utilizing a direct connection into LX. Like other Subscribers, however, they do have the ability to send orders using Barclays' order router and algorithms. Barclays' order router and algorithms may route the order, or part of the order, to LX. The business units do not have the ability to utilize Subscriber Type Blocking, Minimum Time Blocking or Barclays Principal Order Blocking as discussed in Part III, Item 14. ~~Like other Subscribers, however, t~~The business units do not have the ability to request their order interactions be evaluated to determine if strategies or other Subscribers may be adversely affecting their interactions within LX and, if so, request that their orders be blocked from further interactions with those strategies or those other Subscribers.

Part II, Item 2(b):

The Affiliates described above do not have the ability to enter orders through a direct connection into LX, nor do they have the ability to utilize Subscriber Type Blocking, Minimum Time Blocking or Barclays Principal Order Blocking as discussed in Part III, Item 14. The Affiliates do ~~, however,~~ not have the ability to request their order interactions be evaluated to determine if strategies or other Subscribers may be adversely affecting their interactions within LX and, if so, request that their orders be blocked from further interactions with those strategies or those other Subscribers.

Part II, Item 3(a):

With respect to any order or trading interest (including LX Closing Cross ("LXCC") orders), Subscribers can opt out from interacting with the principal (including riskless principal) orders and trading interest of BCI and all orders and trading interests of BCI's Affiliates in LX. A Subscriber may apply this opt-out on an order-by-order basis or as a change to its default trading profile applicable to all of its orders. To effect this opt-out, a Subscriber can contact its Equities Sales Representative, request such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Barclays usually implements such requests within 24 hours of receipt. If a Subscriber elects such opt-out, it will block that Subscriber's interactions in LX with all principal (including riskless principal) orders and trading interests of BCI in LX. It will also block all interactions with all orders and trading interests of all Affiliates of BCI, whether that Affiliate is trading in a principal, riskless principal or agency capacity. Subscribers do not have the ability to opt-out from interacting with the orders of BCI where BCI is acting as agent for an unaffiliated Subscriber.

Part II, Item 3(b):

As described in Part II, Item 2(a) above, Affiliates of BCI may send orders to LX. Subscribers can opt-out from interacting with all orders and trading interests of the Affiliates of BCI in LX (including LXCC orders) by contacting their Equities Sales Representative, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Barclays usually implements such requests within 24 hours of receipt. As described above in Part II, Item 3(a), any such opt-out will also restrict interactions with the principal (including riskless principal) orders of BCI.

Part III, Item 4(a):

LX operates from 9:30 A.M. ET to 4:00 P.M. ET. LX will be closed or will close early during market holidays or shortened trading days. Both Firm Orders and Conditional Orders are accepted from 8:00 A.M. ET to 4:00 P.M ET. All orders received by LX prior to its open are entered into the queue and become eligible for execution at or after 9:30 A.M. ET. All orders received by LX prior to its open are time stamped in the order received for purposes of determining order priority. Stocks will become eligible for execution in LX once the primary listing market has opened the stock and LX receives via direct feeds and the SIP, as set forth in Part III, Item 23, a security status code of OPEN. At 4:00 P.M. ET (or such earlier time in the event of a shortened trading day or early closure), any unexecuted orders will be canceled. Barclays has discretion to close or not to open LX (in whole or in part) in the event of a market disruption or technological or other issue.

LX allows Subscribers utilizing Barclays' order router and algorithms to submit market-on-close orders to LXCC, as described further below in Part II, Items 7, 11, and 17. Market-on-close orders may be entered beginning at 8:00 A.M. ET until a pre-determined cut-off time ("LXCC Offset Time"). The same LXCC Offset Time applies to all Subscribers. The LXCC Offset Time is 30 seconds before the market-on-close deadline on the primary listing exchange for the relevant NMS Stock. Following the LXCC Offset Time, Subscribers will not be able to place or modify LXCC orders. LXCC orders are matched immediately following the Offset Time and the algorithm or smart order router used to submit the LXCC order is notified of the quantity of the orders matched by LX. For information about when a matched order will receive execution prices (or cancellations, as applicable), see Part III, Item 17.

Part III, Item 7(a):
Except where expressly noted, this Part III, Item 7 describes only non-LXCC Orders. LXCC Orders and their handling are discussed below in Part III, Item 17. ORDER TYPES. LX accepts limit orders, pegged orders (including pegged orders with limit prices), and Conditional Orders. Each order type is available across all forms of connectivity. Limit orders are orders to buy or sell at a specific price or better. Pegged Orders are orders to buy or sell by reference to a market benchmark. Pegged orders in LX may be (i) "market pegged" so that an execution occurs at the far side of the NBBO spread, (ii) "primary pegged" so that executions occur on the passive side of the NBBO spread or (iii) "midpoint pegged", meaning pegged to the midpoint of the NBBO spread. LX will re-price pegged orders as the NBBO spread changes so that the relationship of the pegged order to the NBBO level is maintained. Conditional Orders are described in Part III, Item 9. LX does not accept market orders. LX does not route to other Trading Centers. All orders are time stamped at the time of receipt. Orders do not receive new time stamps unless modified (other than to reduce quantity) or canceled and resubmitted. TIME IN FORCE. The only time in force parameters accepted by LX are Day and Immediate or Cancel ("IOC"). OTHER PARAMETERS. Subscribers also have the option to set execution parameters based on their trading objectives on an order-by-order or default basis. These optional execution parameters include NoLockCross, MinQty, LeavesQtyasMinQty, TradewithOddLots Add Liquidity Only (ALO), and AllowConditionals (Conditional Eligible). The use of particular order types or parameters may affect the execution priority and the fill rate. NoLockCross: ~~By default, LX does not cross midpoint peg orders during a locked market. Other peg and limit orders, however, can still execute. Subscribers may opt out of any locked market crossing for all their trades or on a trade by trade basis. Conversely, Subscribers may opt in to receiving midpoint executions in a locked market.~~ By default, LX does not cross orders during a locked market. Subscribers may opt into having their orders cross in a locked market for all of their orders or on an order-by-order basis. MinQty: Except with respect to LXCC orders, Subscribers have the ability to elect a minimum execution size for orders with which it will interact. LX will not execute an order with a minimum execution size parameter in place against contra-side interest that does not meet the minimum size requirement. Subscribers have the ability to elect the consequence of any leaves quantity falling below their elected minimum execution size (LeavesQtyasMinQty parameter). Subscribers can elect to have any such leaves quantity canceled back or to have their minimum execution size reset to be equal to that leaves quantity. If a Subscriber has elected to reset their minimum execution quantity election to be equal to that leaves quantity and such leaves quantity is an odd-lot, such leaves quantity will remain in the order book or be canceled back to the Subscriber according to the odd-lot settings applicable to that order (as described in Part III, Item 8(c)). Add Liquidity Only (ALO): Subscribers can select the ALO parameter when they want to have their order rest on the order book instead of the order being able to execute against contra interests that are already on the order book. AllowConditionals (Conditional Eligible): Conditional Eligible Firm Orders will trigger the sending of a Conditional Invitation if and when there is a contra-side Conditional Order in LX that is a potential match against the Conditional Eligible Firm Order. As a result, LX will send a message to the Conditional Order submitter indicating that a potential match has been found. The submitter of the Conditional Eligible Firm Order will not receive any indication that its Firm Order is a potential match for a Conditional Order. Firm Orders in LX that are not Conditional Eligible will not trigger the sending of a Conditional Invitation. Barclays' default configurations mark all Firm Orders being sent by Barclays' order router and algorithms as Conditional Eligible. If a Subscriber that routes to LX via Barclays' algorithms and/or order router opts out of the Conditional Eligible Firm Order functionality, that Subscriber will not be able to use Conditional Orders. For Subscribers using a direct connection to LX, Barclays will treat all Firm Orders with a time in force of Day as eligible to interact with Conditional Orders by default; Firm Orders with a time in force of IOC are marked not eligible to interact with Conditional Orders by default. Subscribers using a direct connection have the ability to designate a Firm Order's eligibility to interact with Conditional Orders on an order-by-order basis or as a change to their default trading profile. Subscribers using a direct connection to LX may opt out of using Conditional Eligible Firm Order functionality without affecting the Subscriber's ability to use Conditional Orders. The treatment of Conditional Eligible Firm Orders with a time in force of IOC is described further below. LX treats Conditional Eligible Firm Orders as any other Firm Orders sent to LX, including abiding by Effective Price/Tier/Time priority, based upon the time the Conditional Eligible Firm Order is received. The NoLockCross, MinQty,

LeavesQtyasMinQty,TradewithOddLots Add Liquidity Only (ALO), and AllowConditionals (Conditional Eligible) elections can be made on an order-by-order basis or as a default setting in the Subscriber's profile. To establish or make amendments to a profile, Subscribers can contact their Equities Sales Representative, request such settings through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. ORDER BOOK AND CANCELLATION. LX maintains a limit order book for each NMS Stock traded in the system. All orders executed by LX execute at or within the NBBO. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber, cancelled due to LeavesQtyasMinQty parameter, cancelled due to TradewithOddLots parameter or, if not canceled otherwise, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. EST on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates orders with a time in force of IOC upon receipt. If a crossing opportunity is present at the time of receipt, LX will execute the IOC order. If an IOC order is a Firm Order marked not eligible to interact with Conditional Orders (not Conditional Eligible), and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be canceled back to the Subscriber (i.e., IOC orders, other than Firm-Up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book). If an IOC order is a Conditional Eligible Firm Order, and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will be evaluated for any potential contra-side Conditional Order in LX match, and may trigger the sending of a Conditional Invitations. If the sending of a Conditional Invitation is triggered at this time, then the Conditional Eligible IOC Firm Order will remain on the order book until it is either fully filled or until the expiration of the "match timer", as further described in Part III, Item 9. If the Conditional Eligible Firm Order with a time in force of IOC does not trigger the sending of a Conditional Invitation, the unexecuted quantity will automatically be cancelled back to the Subscriber. EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. The execution priority parameters apply irrespective of whether any such order is for a round-lot, mixed-lot, or odd-lot quantity. See Part III, Item 11(c) for a more detailed description of the Execution Priority logic used by LX.

Part III, Item 10(a):

OPENING OF TRADING. LX begins trading each security after the opening of trading on the primary exchange for that security. Both Firm Orders and Conditional Orders are accepted from 8:00 A.M. ET to 4:00 P.M ET. LXCC orders are accepted from 8:00 A.M. ET until the LXCC Offset Time, as described in Part III, Item 4(a). Stocks will become eligible for execution in LX once the primary listing market has opened the stock and LX receives through the SIP (via Exegy) a security status code of "Open" and Limit Up-Limit Down ("LULD") bands. RE-OPENING FOLLOWING REGULATORY HALT: If the ATS receives an instrument status of "HALTED" (regulatory halt), the matching engine stops trading the given instrument. The matching engine then waits for an OPEN status, LULD trading band and for a trade to occur in that symbol on another Trading Center, to begin trading again. LX does not trade any orders during a halt, or when a security is not "OPEN". Once a halt occurs, Subscribers can continue to send orders into LX, however they will not execute until trading resumes on LX. RE-OPENING FOLLOWING BARCLAYS INITIATED HALT: If for any reason, Barclays in its discretion has to halt the trading in a symbol or all trading in LX it can elect one of two means to implement such halt. The first is through the disabling of trading. This will cancel all open orders and reject any new orders from entering LX. The second method for halting is through the use of a "SafetyCatch", which will stop all executions (either in that symbol or all symbols) but will allow orders to remain on the order book. During this time new Day orders will be accepted, IOC orders will be cancelled back and order cancellations will be accepted. Effective Price/Tier/Time will be utilized for determining the priority (as described in Part III, Item 11) for these resting orders when trading commences. Pegged orders (including pegged orders with limit prices) are priced according to the current market data and maintain their time priority in the limit order book even if they are re-priced as a result of changes in the NBBO. They are handled in the same manner as non-pegged limit orders. When this "SafetyCatch" is reverted, any order resting on the order book will be eligible for crossing. LX does not employ any special opening or re-opening process, auctions or order types.

Part III, Item 11(a):

LX is an NMS Stock ATS operated by Barclays Electronic Trading Department within Barclays' Equities business. LX offers matching services in all eligible NMS stocks. LX is a matching system that (for other than LXCC) matches non-displayed orders based on an Effective Price/Tier/time priority methodology. LX supports Conditional Orders as described in Part III, Item 9 that allow Subscribers to place non-firm trading interests into LX for matching through a Firm-up process. LX establishes a non-displayed order book for each NMS stock available for matching that is comprised of all unexecuted Firm orders with a time in force of Day. The order book is further described in Part III, Items 11(c) and 15. LX also accepts LXCC orders designated for the LXCC; LXCC orders and their handling are discussed below in Part III, Item 17.

Part III, Item 11(c):

Except where expressly noted, LXCC Orders and their handling are discussed below in Part III, Item 17. LIMIT ORDER BOOK. LX maintains a limit order book for each NMS Stock traded in the system. All orders with a time in force of Day received from Subscribers are placed in the limit order book. LX processes new orders, order cancellations, and replacement orders sequentially in the order received. The limit order book is updated to reflect new and replacement orders and any order cancellations. LX evaluates the limit order book for crossing opportunities following each update. The limit order book also attempts to cross orders when there is a change in the state of market data for an NMS stock (e.g., a new NBBO, Limit Up Limit Down band change, changes in halt conditions) or when an order otherwise becomes eligible to execute against (i.e., the MinTime duration has lapsed, see Part III, Item 14). We refer to orders that are posted to the limit order book (whether such orders are Firm Orders or Conditional Orders) as Posted Orders. Posted Orders remain on the limit order book until fully filled, canceled by the Subscriber or, if not canceled by the Subscriber, canceled automatically at the end of the trading session that day (e.g., 4:00 P.M. ET on a regular trading day or such earlier time in the event of a shortened trading day or early closure) or by administrative action of BCI (See Part III, Item 20). LX evaluates Firm Orders with a time in force of IOC upon receipt. If a crossing opportunity exists, the IOC order will be executed. If an IOC order is a Firm Order marked not eligible to interact with Conditional Orders (not Conditional Eligible), and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will automatically be cancelled back to the Subscriber (i.e., IOC orders, other than Firm-Up Orders received prior to the expiration of the match timer as described in Part III, Item 9, will not rest in the limit order book). If an IOC order is a Conditional Eligible Firm Order, and there is no crossing opportunity or the order is not fully executed, the unexecuted quantity will be evaluated for any potential contra-side Conditional Order in LX match, and may trigger the sending of a Conditional Invitation. If the sending of a Conditional Invitation is triggered at this time then the Conditional Eligible IOC Firm Order will remain on the order book until it is either fully filled or until the expiration of the match timer, as further described in Part III, Item 9. Please note that in the event a Conditional Eligible IOC Firm Order triggers a Conditional Invitation, the order will continue to abide by the trading rules of LX, including being eligible to interact with firm orders in the book during the period of the "match timer." If the Conditional Eligible Firm Order with a time in force of IOC does not trigger the sending of a Conditional Invitation, the unexecuted quantity will automatically be canceled back to the Subscriber.

EXECUTION PRIORITY. LX determines the execution priority of firm Posted Orders and Conditional Orders (as described in Part III, Item 9) separately, but using the same factors for the orders within each category. Firm Posted Order priority is determined by comparing (1) Effective Price (defined below), (2) Tier (described below) and (3) time of order receipt among all firm Posted Orders. Conditional Order priority is determined by comparing (1) Effective Price, (2) Tier and (3) time of order receipt among all Conditional Orders. LX determines whether any firm Posted Orders can be executed before evaluating the marketability of any Conditional Orders. Firm Posted Orders, therefore, always have priority over Conditional Orders. Effective Price is the first execution priority parameter. The Effective Price is the limit price of an order bounded by either the NBBO or a peg instruction. For example, if the NBBO is 12.45/12.49 and a client sends an order to buy with a limit price of 12.50, the order's Effective Price is 12.49. In the same example, if the client instead sends a midpoint peg order to buy with a limit of 12.50, the order's Effective Price is the midpoint price of 12.47. Please note that for any midpoint peg orders in names priced under $1.00 and where the midpoint of the NBBO extends to five decimal places, LX will assign an Effective Price equal to the midpoint of the NBBO rounded to the nearest valid passive 4-decimal price level. For example, if the NBBO is 0.0020/0.0023 a midpoint peg order to buy will be assigned an Effective Price of 0.0021.

The execution price for two matched orders will be at or within (but never outside) the NBBO based on current market data used by LX, subject to the Price Improvement Logic described below. The execution price must be consistent with any applicable price conditions placed on the orders, such as a limit price or peg instruction. Subscriber Tier is the second execution priority parameter. All Posted Orders are assigned to one of two Tiers. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)). Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, and Barclays Trading Desks. When the Effective Price is equal, Tier 1 receives execution priority over Tier 2. Time of order is the third execution priority parameter. All orders, even those orders entered pre-open, are time stamped (by millisecond) when they enter LX. Where the Effective Price and Tier are equal, LX executes firm Posted Orders in the chronological order in which they are received. Pegged orders (including pegged orders with limit prices) maintain their time priority in the limit order book even if they are re-priced because of changes in the NBBO. The execution priority parameters described above apply irrespective of whether any such order is for a round-lot, mixed-lot, or odd-lot quantity.

SHORT SALES. LX does not accept short sale or short sale exempt orders for the LXCC. Otherwise, Subscribers may enter short sale orders into LX, subject to compliance with Regulation SHO. Barclays will make all "affirmative determinations" in connection with short sales. LX will verify that, in case of a short sale, the "locate" field in Barclays' order-taking system has been checked. However, pursuant to Regulation SHO Rule 203(b)(2)(i), Barclays relies upon the exception to the locate requirement when accepting short sale orders from its U.S. registered broker-dealer clients. In order to comply with the requirements set forth in Rule 201 of Regulation SHO, when short sale restrictions are in effect for a particular NMS Stock, LX will comply with the price test obligation by executing only short sale orders in such NMS Stock when priced higher than the national best bid. Additionally, LX only accepts orders marked short sale exempt from other broker-dealers.

REGULATION NMS. The Barclays ATS will reject any order that violates Rule 612 of Regulation NMS (the "Sub-Penny Rule"), and all executions effected by LX will be at or within the NBBO as required by Rule 611 of Regulation NMS (the "Order Protection Rule"). While LX will accept orders outside of the LULD bands, where the market is in a Straddle State, LX pauses all matching. LX will not re-price orders to allow for crossing within the bands. LX will not automatically reject or cancel orders if the crossing price is outside of the crossing constraints. During a trading pause or regulatory halt in an NMS stock subject to the LULD Plan, LX will not reject or cancel orders (including LXCC orders) in the security. Following the trading pause or regulatory halt, LX will resume executing orders once trading has commenced on the primary listing exchange, LX has received the LULD bands from the SIP (provided that if the primary listing exchange is unable to reopen due to technology or system issues, LX will resume trading upon receipt of the price bands from the direct market data feeds and SIP, as set forth in Part III, Item 23, and at least one execution has occurred on any other Trading Center. For LXCC orders, where the LULD halt occurs before the LXCC Offset Time but is lifted after the LXCC Offset Time, or where the LULD halt occurs at or after the LXCC Offset Time, all LXCC orders will be cancelled.

LOCKED & CROSSED MARKETS. ~~During a locked market, midpoint peg orders will not execute in LX but other peg and limit orders can. Clients have the ability to opt out of any locked market crossing for all their trades or on a trade by trade basis. Additionally, Subscribers have the ability to opt in to receiving midpoint executions in a locked market.~~ By default, LX does not cross non-LXCC orders during a locked market. Subscribers may opt into having their orders cross in a locked market for all of their orders or on an order-by-order basis. LX will not execute non-LXCC orders during a crossed market. Orders will reside on the order book until the crossed market has ended. Because LXCC orders are not priced by reference to the continuous limit order book, they can be matched and executed without regard to a locked or crossed market state.

PRICE IMPROVEMENT LOGIC. LX supports a price improvement logic that will split any overlap in effective limit prices with 50% of the overlap going to the liquidity provider and 50% going to the liquidity taker, where the split results in an execution price within 4 decimal places. For example, suppose that a buyer has a posted order in the order book at a limit price of $10.01. Subsequently, a seller sends an order with a limit price of $10.00, creating a $0.01 overlap. Both parties will get 50% of the overlap, and these two orders will be crossed at a price of $10.005 as long as all of the standard crossing constraints are met (e.g., the crossing price is at, or within, the NBBO). If the 50% split is outside 4-decimal point precision then the execution price will be conservatively rounded to the nearest 4-decimal place price level, such that any residual amount is allocated to the provider as long as all of the standard crossing constraints are met (e.g., the crossing price is at, or within, the NBBO). For example, suppose that a buyer has a posted order in the order book at a limit price of $0.0025. Subsequently, a seller sends an order with a limit price of $0.0020. The two orders will be crossed at a price of $0.0022 (each side gets $0.0002 from the price overlap of $0.0005 leaving the residual $0.0001 to be allocated to the provider because it cannot be divided into a 4-decimal place value).

ERRORS. LX handles execution errors in accordance with Barclays' Global Cash Equities Error Procedure (the "Error Procedure"). The Error Procedure applies to bona fide mistakes and general errors made by the Barclays business or a client. The Error Procedure requires notification of Barclays' errors to the relevant Supervisor. Barclays aims to unwind Barclays' errors with a view to minimizing market impact and protecting client interests. Generally, for Barclays technology-related errors, Barclays will determine a course of action based on the facts and circumstances surrounding such errors. This could result in one or both sides of the trade being cancelled. Barclays handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. Following a determination of erroneous trading by the primary market, LX will cancel both sides of any erroneous trade.

Part III, Item 13(a):

Barclays segments Subscribers both by a process called Liquidity Profiling and by Subscriber Type. Further, Barclays groups Subscribers by Subscriber Type into Tier 1 and Tier 2, which is used to determine Execution Priority as described in Party III, Item 11(c).

Subscribers have the ability to block interactions with other Subscribers based on the Liquidity Profiling or Subscriber Type categorizations (but not a combination of both) of those other Subscribers as described in Part III, Item 14(a). The use of Subscriber segmentation based blocking may reduce execution rates, either because a Subscriber may have chosen to suppress certain categories of flow or because a Subscriber is within a category of flow that has been suppressed by other Subscribers.

A. LIQUIDITY PROFILING. Barclays applies Liquidity Profiling categories to Subscribers that route Firm Orders (~~including~~ excluding Firm-up Orders described in Part III, Item 9 and LXCC orders) directly to LX when removing liquidity. Liquidity Profiling categories are based on one-second alpha, which is the midpoint-to-midpoint market movement over a one-second horizon, normalized by the daily average spread. Based on this metric, Barclays places Subscribers into one of three alpha categories: Low, Medium, and High (Low being the lowest alpha category and High being the highest alpha category). LX places orders routed to LX by Barclays' order router or Barclays' algorithms into the Low alpha category by default. This group of Subscribers includes clients that utilize Barclays' order router to send directed orders to LX, and Barclays' trading desks and Subscribers that utilize Barclays' algorithms and Barclays' order router. At least once a month, Barclays reviews the Liquidity Profiling categorizations of Subscribers that route directly to LX (excluding Barclays' order router and algorithms). That given month's review will be based on the ~~full month~~ trading data from the prior three calendar months. Barclays uses these results to reassess Subscriber categorizations and, if necessary, assign Subscribers into new Liquidity Profiling categories. Barclays retains discretion to override a Subscriber's Liquidity Profiling categorization and place that Subscriber into a higher alpha category than what would have been assigned based solely on the objective application of the liquidity profiling metric described above (an "Override"). Barclays reserves the right to Override a Subscriber to a higher alpha category intra-month if a review of that Subscriber's alpha metric warrants such Override in Barclays' discretion. Barclays may consider previous trading behavior when determining whether to apply an Override to a Subscriber's Liquidity Profiling categorization and may wait for additional data before changing a profile to a lower alpha category. Barclays does not discretionarily place Subscribers into lower alpha categories. Barclays may employ an Override when a Subscriber has a low volume of trading in the prior period, the Subscriber has exhibited unusual or inconsistent behavior for the prior period or such other reasons as Barclays deems relevant. Liquidity Profiling category changes, including Overrides, usually take effect within 24 hours of Barclays determining that such change is appropriate. Barclays provides details of the number of Subscribers that have been subject to an Override for the prior observation period on its website. Barclays assigns newly onboarded Subscribers into the Low alpha category. Those Subscribers are reassigned following the first monthly review should their trading activity during that first observation period place them into a higher category. Note, some Subscribers may execute under multiple Subscriber identifiers (or acronyms) for different trading strategies, different groups within a firm or different means of accessing LX. Barclays evaluates each Subscriber identifier for Liquidity Profiling purposes and places them into the applicable category independently. As a result, a Subscriber may have multiple Liquidity Profiling categories associated with it.

B. SUBSCRIBER TYPE. Barclays categorizes Subscribers into one of the following four Subscriber types (each, a "Subscriber Type") (1) Barclays Institutional Clients & Client Algo/Router Users, comprised of institutional and broker-dealer clients that route orders to LX via Barclays' algorithms and/or order router and institutional clients (i.e., non-broker-dealer clients) that route orders directly to LX; (2) Broker-Dealers, comprised of third-party broker-dealers that route orders directly to LX on behalf of their clients, or on behalf of their clients and themselves; (3) Electronic Liquidity Providers ("ELPs"), comprised of third-party broker-dealers that route orders directly to LX solely on a principal basis and any other Subscribers that self-identify to BCI as an ELP; (4) Barclays Trading Desks, comprised of Barclays' client-facing trading desks and Affiliate trading desks executing in LX. Barclays uses its best efforts in placing Subscribers into a Subscriber Type based on publicly available information and information obtained by Barclays from the Subscriber. Subscribers in the Broker-Dealer group may have (and be executing in LX for) underlying clients that are institutional clients, ELP clients or other Broker-Dealer clients. Barclays does not categorize based on the Broker-Dealer's underlying clients, unless Barclays has a direct relationship with a Broker-Dealer's underlying client, as that client will be on-boarded with Barclays directly and will be categorized accordingly. Additionally, some Subscribers may execute under multiple Subscriber identifiers (or acronyms), e.g., for different trading strategies, different groups within a firm or different means of accessing LX. Barclays evaluates each Subscriber identifier for the purposes of Subscriber Type categorization and places them into the applicable Subscriber Type independently. As a result, some Subscribers may have multiple Subscriber Types associated with it. For example, a Broker-Dealer that comes into LX both with a direct connection as well as via Barclays' algorithms would be classified as a Broker-Dealer for the transactions that come in directly and would be placed in the Barclays Institutional Clients & Client Algo/Router Users group when utilizing Barclays' algorithms. Barclays does not override any Subscriber Type determinations.

C. SUBSCRIBER TIERING. As described in Part III, Item 11(c), Barclays places Subscribers into Tiers that are used to determine the Execution Priority of Posted Orders. Tier 1 consists of orders from Barclays Institutional Clients & Client Algo/Router Users. Tier 2 consists of orders from all other Subscribers including Broker-Dealers, Electronic Liquidity Providers, and Barclays Trading Desks. Because Barclays does not override any Subscriber Type determinations, Tiering is not subject to override.

Part III, Item 14(a):

Subscribers can designate orders and trading interests, including LXCC orders, not to interact with certain orders or trading interests in LX by several means. Note that for LXCC orders, with respect to the methods set out below for limiting interactions with certain orders or trading interests in LX, only the Principal Blocking, Self Dealing and Private Counterparty Interaction methods are available. Subscribers can make these elections by contacting their Equities Sales Representative, requesting such restriction through Barclays' online SPECS tool, or by emailing the Barclays Service Desk at LXService@barclays.com. Barclays usually implements such requests within 24 hours of receipt. SELF DEALING. LX has in place functionality to prevent transactions in a security resulting from the unintentional interaction of orders originating from the same Subscriber identifier that involve no change in the beneficial ownership of the security. Subscribers with multiple identifiers must indicate whether the interaction of orders between these identifiers can occur. Subscribers that are registered broker-dealers with a single identifier must confirm whether Barclays may cross orders under the same identifier and that a change in beneficial ownership will occur. SEGMENTATION BASED BLOCKING. Subscribers have the ability to limit their interactions with other Subscribers based on the Subscriber segmentation categories of either (but not a combination of both) Liquidity Profiling or Subscriber Type as described in Part III, Item 13(a). A. LIQUIDITY PROFILING. Subscribers that send Posted Orders, whether directly to LX or through Barclays' algorithms or Barclays' order router, can block interactions with other Subscribers based on Liquidity Profiling. A Subscriber may customize its Posted Order interactions in LX by designating those Liquidity Profiling categories with which it does not wish to interact (e.g., block counterparties categorized as High alpha). Subscribers cannot use Liquidity Profiling to block interactions when taking liquidity from LX. B. SUBSCRIBER TYPE BLOCKING. As an alternative to Liquidity Profiling, Barclays Institutional Clients & Client Algo/Router Users (as defined in Part III, Item 13(a)) may block one or more Subscriber Types (as defined in Part III, Item 13(a)) from interacting with their order flow (e.g., block counterparties categorized as ELPs). Barclays does not offer the Subscriber Type Blocking functionality to Subscribers that are ELPs, Broker-Dealers or Barclays Trading Desks. Unlike blocking by Liquidity Profiling category, which is only available to a Subscriber when providing liquidity, Subscriber Type Blocking is available to a Subscriber when providing liquidity, taking liquidity, or both. Barclays Institutional Clients & Client Algo/Router Users can use Subscriber Type Blocking for orders sent directly to LX or routed through Barclays' algorithms or Barclays' order router. Subscriber Type Blocking is an alternative to Liquidity Profiling. LX does not support the simultaneous application of Subscriber Type Blocking on an order-by-order basis and blocking by Liquidity Profiling category.

INDIVIDUAL BLOCKING REQUESTS. Barclays Institutional Clients & Client Algo/Router Users may also request that Barclays suppress the interaction of their orders in LX with specific Subscribers. While Barclays will not confirm to a Subscriber whether an entity that it wishes to block is an LX Subscriber, Barclays will use commercially reasonable efforts to suppress interaction with the entity if it is a Subscriber. Barclays does not offer this type of counterparty restriction functionality to Subscribers that are ELPs, Broker-Dealers or Barclays Trading Desks. PRIVATE COUNTERPARTY INTERACTION REQUESTS. Subscribers may request that their orders and trading interests (including firm orders, Conditional Orders, and related Firm-Up Orders) only interact with one or more specific Subscribers (a "Private Counterparty Interaction"), thereby suppressing interaction with the remaining Subscribers in LX. Aside from limiting eligible counterparties, all orders are maintained in the common LX order book and abide by the same ATS rules, including execution priority (further described in Part III, Items 11(c) and 15). In order to enable Private Counterparty Interaction, each Subscriber to the arrangement must submit a written request to their Equities Sales Representative, or the Barclays Service Desk at LXService@barclays.com, indicating their desire to only interact with the designated Subscribers. Barclays will not fulfill Private Counterparty Interaction requests unless requests are made by all designated parties to the arrangement. A Subscriber to such Private Counterparty Interactions may request, in writing to their Equities Sales Representative or the Barclays Service Desk, to discontinue the arrangement without the notification or consent of the other parties to the arrangement. EVALUATION BASED BLOCKING. Barclays offers ~~all Subscribers, including Barclays trading desks,~~ Institutional Clients & Client Algo/Router Users the ability to contact Barclays to evaluate orders and/or transactions to determine if strategies of other Subscribers may be adversely affecting their interactions within LX. If Barclays determines that a certain Subscriber or group of Subscribers may be adversely affecting the Subscriber that inquired, Barclays will allow the Subscriber the ability to block further interactions with those Subscribers, without disclosing their identities. Note that a Subscriber can elect to block that Subscriber entirely or block a specific order type from interacting with that Subscriber. For example, Subscriber A could request that Subscriber A's IOC orders not interact with another Subscriber who Barclays has determined is adversely affecting Subscriber A's interactions, or could request that Barclays block all interactions between Subscriber A and the other Subscriber. MINIMUM TIME BLOCKING. As an alternative to the Subscriber Type Blocking and Liquidity Profiling described above, Barclays Institutional Clients & Client Algo/Router Users may elect to limit interactions with orders of Subscribers that access LX through a direct connection to those orders that have rested on the order book for a minimum duration or longer ("LX MinTime"). Any such restriction is limited to orders in LX entered utilizing a direct connection and would not restrict the client's interactions with any other order flow in LX that is entered by way of other means (e.g., Barclays' algorithms or order router). The LX MinTime length is set at one second. Barclays configures the MinTime length at its discretion and may periodically update it. Barclays Institutional Clients & Client Algo/Router Users can utilize this feature with firm order types, including Conditional Eligible Firm Orders. Such Subscribers cannot use LX MinTime for Conditional Orders (including the related Firm-Up Orders). Barclays Institutional Clients & Client Algo/Router Users cannot use LX MinTime in conjunction with blocking based on Subscriber Types or Liquidity Profiling categories (described above). Institutional Clients & Client Algo/Router User can, however, utilize LX MinTime in conjunction with a specific Subscriber block. If a client has Subscriber Type Blocking or Liquidity Profiling enabled as a default for all of their orders, and the Subscriber enables LX MinTime, LX MinTime will apply, and blocking by Subscriber Type or Liquidity Profiling will no longer apply. Note that a contra-side order that is otherwise subject to, and has met, a Subscriber's LX MinTime requirement may have enabled a form of counterparty blocking that may suppress interactions with that Subscriber. LX MinTime has no effect on a Subscriber's interactions with Conditional Orders, including the related Firm-up Orders. For instance, for interactions with contra-side Conditional Orders, if a Barclays Institutional Clients & Client Algo/Router User has Subscriber Type Blocking or Liquidity Profiling enabled as a default for all of their orders, and they enable LX MinTime, LX MinTime will not apply and only the default blocking will apply. See Conditional Order Negotiations and Conditional Eligible Firm Orders, in Part III, Item 9. If a Barclays Institutional Clients & Client Algo/Router User has blocked interactions with Barclays Principal Orders (as described below) or requested to block specific Subscribers (as described above), and has enabled LX MinTime for the order, all enabled blocking methods will apply. A Barclays Institutional Clients & Client Algo/Router User may use all three of these blocking formats. Barclays Institutional Clients that route directly to LX may elect to utilize LX MinTime on an order-by-order or default basis. A client that utilizes Barclays' order router and algorithms may utilize LX MinTime across all orders or on an individually configured basis depending on the client's execution objectives. Barclays does not offer this type of counterparty restriction to Subscribers that are ELPs, Broker-Dealers or Barclays Trading Desks. BARCLAYS PRINCIPAL ORDER BLOCKING. In addition to the counterparty restriction functionalities described above, Subscribers have the ability to restrict interaction with all Barclays orders with an order capacity marked as principal. Please note, however, that if a Subscriber elects this restriction, it will also be restricted from interacting with all Barclays' Affiliates' order flow in LX (whether such Affiliate is trading as principal or agent for its clients). POTENTIAL EFFECT OF COUNTERPARTY SELECTION FUNCTIONALITIES. The counterparty selection functionalities described above may result in reduced execution rates, either because a Subscriber may have chosen to suppress certain categories of flow or because a Subscriber is within a category of flow that has been suppressed by other Subscribers. The purpose of the counterparty restriction functionality is to allow Subscribers more control over the execution of their orders. Each Subscriber has its own execution objectives. Such objectives might include (but are not limited to), maximizing fill rates, limiting adverse selection, and interacting only with specific Subscriber Types. For example, a Subscriber may disable interaction with Barclays' principal order flow, Subscribers that are categorized as High alpha under Liquidity Profiling, or with specific Subscriber Types. Each Subscriber determines whether it will use any counterparty restriction functionality available to them. Barclays reserves the right to deny Subscribers' access to any counterparty selection functionality described above.

Part III, Item 17(a): Change Radio Button to YES

LX accepts LXCC orders for matching and execution in the LXCC. LXCC orders must contain the following combination of FIX instructions: market orders with a TIF of "at the close". No other order types and TIF combinations will be eligible for the LXCC. LXCC will be available only to Subscribers utilizing Barclays' algorithms or smart order router. These Subscribers must request that LXCC be enabled by contacting their Equities Sales Representative or by emailing LXService@barclays.com before they can send LXCC Orders.

LXCC Orders may be received up until the LXCC Offset Time as defined above in Part III, Item 4(a). Immediately following the LXCC Offset Time, LXCC orders are matched and the algorithm or smart order router used to submit the LXCC order is notified of the quantity of the orders matched by LX. Any unmatched quantity is cancelled back to the algorithm or smart order router at this time. LXCC orders may only match with other LXCC orders. They may not match with any other orders or conditional placements. LXCC orders are prioritized based on (1) size, and then (2) time of receipt.

Subscribers may not apply, and LX will not act upon, a MinQty parameter (as defined above in Part III, Item 7) on their LXCC orders. Subscribers can apply a principal order exclusion (as defined above in Part II, Item 3) to their LXCC orders. LXCC orders are subject to the Self Dealing prevention feature described above in Part III, Item 14. Subscribers cannot apply segment classification or liquidity profiling restrictions to their LXCC orders.

Before LXCC orders are matched, prior to the LXCC Offset Time, they can be cancelled or modified. After the LXCC Offset Time, LXCC orders are matched and cannot be cancelled or modified. Once LX receives the official closing price disseminated by the primary listing market for the relevant NMS Stock, matched LXCC orders will be executed at that price, and the price will be reported to any Subscriber with a matched LXCC order. If an official closing price for an NMS Stock is not received by 5:00 P.M. Eastern Time, all LXCC orders to buy or sell that stock will be cancelled. If a closing price for an NMS Stock is announced but taken down by the primary listing exchange without being replaced before 5:00 P.M. Eastern Time, all LXCC orders to buy or sell that stock will be cancelled. If the primary listing exchange updates the closing price of an NMS Stock at or before 5:00 P.M. EST, LX will adjust the price for any previously executed order, and it will send an updated execution report to the Subscriber that submitted the order. If the primary listing exchange updates the closing price of an NMS Stock after 5:00 P.M. Eastern Time, LX will adjust the execution reports on a T+1 basis.

If a disconnect occurs prior to the LXCC Offset Time, standard cancel on disconnect rules will be applied. At or after the LXCC Offset Time, a matched order will not be cancelled, even if the Subscriber has not yet been notified of the execution.

The Error Policy described above in response to Part III, Item 11 also applies to LXCC orders.

Part III, Item 17(b): Change Radio Button to No

Only orders routed to LX via Barclays' smart order router or algorithms, whether by Client algo/router users or the Broker Dealer Operator or its Affiliates are eligible for LXCC. All other Subscribers are unable to enter LXCC Orders and will trade pursuant to the regular trading rules at all times.

Part III, Item 20(a):

LX will not cross orders during a regulatory halt, except for LXCC orders, or when Barclays has elected, for any reason, to suspend trading in a particular symbol. REGULATORY HALT. Other than for LXCC orders, tThe matching engine will automatically stop trading in the affected instrument any time LX receives an instrument status of "HALTED" (regulatory halt). The matching engine will not resume trading in the affected symbol until it receives an OPEN status signal, the LULD trading band and evidence of a trade executed in that symbol on a different Trading Venue. For LXCC orders, if a LULD or other regulatory halt is in effect during any portion of the time between the LXCC Offset Time and the time the official closing price is disseminated by the primary listing market for the NMS Stock, the LXCC orders will be cancelled back unexecuted. If the halt is in effect at the time an LXCC order is received but lifted before the LXCC Offset Time, the LXCC order will be eligible for matching and execution in the LXCC. BARCLAYS INITIATED HALT. Barclays may initiate a trading freeze or halt in any instrument for any reason, including the suspension of individual NMS stocks for, among other reasons, approaching Regulation ATS Fair Access and Regulation SCI volume thresholds. Barclays can initiate discretionary trading freezes or halts by either "disabling trading" of an instrument or using a "SafetyCatch" temporarily freezing trading in an instrument. Either method may be applied to individual securities or to all securities within LX. HANDLING OF NON-LXCC ORDERS: If Barclays disables trading in a symbol, LX will cancel all open orders and reject all new orders in that symbol. During any regulatory halt and during a suspension of trading as a result of a freeze SafetyCatch, LX permits orders to remain on the order book and it will continue to accept new Day orders and order cancellations and modifications. IOC orders (including Firm-up Orders and Conditional Eligible Firm Orders with a time in force of IOC as described in Part III, Item 9) will be cancelled back. Effective Price/Tier/time will be utilized for determining the priority for any resting orders when trading commences based on the time at which they were accepted (even during a suspension of trading). Pegged orders (including pegged orders with limit prices) are priced according to the current market data and maintain their time priority in the limit order book even if they are re-priced as a result of changes in the NBBO. HANDLING OF LXCC ORDERS: If Barclays disables trading in a symbol before the LXCC Offset Time, LX will cancel all open orders and will reject any new LXCC Orders, including modifications until the halt is lifted. If a Barclays-initiated halt occurs after the LXCC Offset Time, all LXCC Orders will be cancelled. During a freeze initiated by Barclays, if the freeze occurs prior to the LXCC Offset Time, open orders will remain open and new orders or modifications will be accepted. If the freeze is in place at the LXCC Offset Time, open LXCC Orders will be cancelled. If the freeze is implemented after the LXCC Offset Time, all LXCC Orders will be cancelled. Barclays will make reasonable efforts to notify Subscribers electronically in the event of a suspension or stoppage of trading.